Exhibit l

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2017 FINANCIAL RESULTS AND THE SUCCESSFUL REFINANCING OF SUBSTANTIALLY ALL OF THE PARTNERSHIP’S INDEBTEDNESS.

ATHENS, GREECE — (Marketwired) — 10/27/17 — Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping partnership, today released its financial results for the third quarter ended September 30, 2017 and more details on the successful refinancing of substantially all of the Partnership’s indebtedness.

The Partnership’s net income for the quarter ended September 30, 2017 was $9.7 million compared with $11.8 million for the third quarter of 2016 and $9.8 million for the previous quarter ended June 30, 2017. After taking into account the preferred interest in net income attributable to the unit holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of September 30, 2017 (the “Class B Units”, and such unit holders the “Class B Unitholders”), and the interest attributable to the general partner, net income per common unit for the quarter ended September 30, 2017 was $0.05, compared to $0.07 for the third quarter of 2016 and $0.06 for the previous quarter ended June 30, 2017.

Operating surplus prior to allocations to our capital reserve and distributions to the Class B Units for the quarter ended September 30, 2017 amounted to $30.3 million, compared to $31.7 million for the third quarter of 2016 (before the $29.7 million in proceeds from the sale of shares in Hyundai Merchant Marine Co. Ltd (“HMM”) that we received in connection with HMM’s financial restructuring), and $30.5 million for the previous quarter ended June 30, 2017. We allocated $14.6 million to the capital reserve during the third quarter of 2017, unchanged compared to the previous quarter. Operating surplus after the quarterly allocation to the capital reserve and distributions to the Class B Unitholders was $12.9 million for the third quarter of 2017. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the third quarter of 2017 reached $62.7 million corresponding to an increase of 4.0% compared to $60.3 million during the third quarter of 2016. The increase in total revenues was primarily a result of the expansion of our fleet and the lower number of off hire days experienced by our vessels during the third quarter of 2017 compared to the same period in 2016, partly offset by lower charter rates earned by certain of our vessels compared to charter rates earned during the third quarter of 2016.

Total expenses for the third quarter of 2017 were $45.8 million compared to $42.4 million in the third quarter of 2016. Total vessel operating expenses during the third quarter of 2017 amounted to $21.4 million, an increase of 12.0% compared to $19.1 million during the third quarter of 2016. The increase primarily reflects the expansion of our fleet and the increase in the number of vessels in our fleet incurring operating expenses, following the redelivery of M/T ‘Atlantas II’, M/T ‘Aktoras’ and M/T ‘Aiolos’, which were previously employed on bareboat charters. Total expenses for the third quarter of 2017 include vessel depreciation and amortization of $18.5 million compared to $18.1 million in the third quarter of 2016, corresponding to an increase of 2.2%, also attributable to the expansion of our fleet. General and administrative expenses for the third quarter of 2017 were $1.6 million, compared to $1.8 million in the third quarter of 2016.

Total other expense, net for the third quarter of 2017 was $7.2 million compared to $6.1 million in the third quarter of 2016. Total other expense, net includes interest expense and finance costs of $7.5 million for the third quarter of 2017, compared to $6.0 million in the third quarter of 2016. The increase primarily reflects higher interest costs incurred during the third quarter of 2017, mainly as a result of an increase in the LIBOR weighted average interest rate compared to the same period in 2016 and commitment fees incurred under our new senior secured term loan facility, which is described in further detail below.

As of September 30, 2017, total partners’ capital amounted to $936.8 million, an increase of $9.0 million compared to $927.8 million as of December 31, 2016. The increase primarily reflects net income for the nine months ended September 30, 2017 and the net proceeds from the issuance of common units under our at-the-market equity offering, partly offset by distributions declared and paid during the first nine months of 2017 of $38.5 million.

Total cash as of September 30, 2017 amounted to $176.2 million, of which restricted cash (under our credit facilities) amounted to $18.0 million.

As of September 30, 2017, the Partnership’s total debt was $592.0 million, a decrease of $13.0 million compared to $605.0 million as of December 31, 2016 due to scheduled loan principal payments during the first nine months of 2017.

Refinancing of Four of our Existing Credit Facilities

On September 6, 2017, CPLP entered into a loan agreement for a new senior secured term loan facility (the “New Facility”) for an aggregate principal amount of up to $460.0 million with a syndicate of lenders led by HSH Nordbank AG (“HSH”) and ING Bank N.V. (“ING”) as mandated lead arrangers and bookrunners and BNP Paribas and National Bank of Greece S.A. as arrangers. On October 2, 2017, the Partnership fully repaid $14.0 million outstanding under its credit facility with Credit Agricole Bank entered into in 2011. Finally, on October 4, 2017 (the “Drawdown Date”), the Partnership drew the full amount of $460.0 million and together with available cash of approximately $102.2 million, fully repaid total indebtedness of $562.2 million consisting of (i) $186.0 million under the revolving credit facility led by HSH entered into in 2007, (ii) $181.6 million under the non-amortizing credit facility led by HSH entered into in 2008 and (iii) $194.6 million under the senior secured credit facility led by ING entered into in 2013.

The New Facility is comprised of two tranches. Tranche A amounts to $259.0 million, is secured by 11 of our vessels with an average age of 3.2 years and is required to be repaid in 24 equal quarterly instalments of $4.8 million, in addition to a balloon instalment of $143.0 million which is payable together with the final quarterly instalment in the fourth quarter of 2023. Tranche B, amounting to $201.0 million, is secured by 24 of our vessels with an average age of 10.6 years and is required to be repaid fully in 24 equal quarterly instalments of $8.4 million. The final installment of Tranche B is due in the fourth quarter of 2023. We will start paying quarterly instalments under both tranches A and B on January 4, 2018. The loans drawn under the New Facility bear interest at LIBOR plus a margin of 3.25%. The covenants under the New Facility are substantially similar to the covenants of our refinanced credit facilities and do not contain any restrictions on distributions to our unit holders in the absence of an event of default.

Following the refinancing, our debt consists only of the loans outstanding under the New Facility of $460.0 million and our 2015 credit facility with ING of $15.8 million, amounting $475.8 million in total.

As of the date of this release, the principal repayment schedule under our two remaining credit facilities is as follows:

Facility	(In millions of U.S. Dollars)
	2017	2018	2019	2020	2021	2022		2023		Total
New Facility	—	52.8	52.8	52.8	52.8	52.8		196.0	(1)	460.0
2015 Credit Facility	—	0.3	1.3	1.3	1.3	11.6	(2)	—		15.8

Total	—	53.1	54.1	54.1	54.1	64.4		196.0		475.8

(1)	Including $143 million balloon installment payable in the fourth quarter of 2023.
(2)	Including $10.2 million balloon installment payable in the fourth quarter of 2022.

Fleet Employment Update

The M/T ‘Miltiadis M II’ (162,397 dwt, Ice Class 1A Crude/Product Tanker built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd. South Korea) has been chartered to Capital Maritime & Trading Corp. (“Capital Maritime” or our “Sponsor”) for a period of ten to twelve months at a gross daily rate of $18,000 plus 50/50 profit share on actual earnings above $22,000 per day time charter equivalent earned by the charterer settled every six months. The new charter commenced in October 2017. The earliest redelivery under the new charter is in August 2018. The vessel was previously employed under a one year time charter to Capital Maritime at a gross daily rate of $25,000.

On August 25, 2017 the Partnership announced that it has secured new time charter employment for three Medium Range (“MR”) tankers as follows:

The M/T ‘Amadeus’ (50,108 dwt, IMO II/III Eco Chemical/Product Tanker built 2015, Samsung Heavy Industries (Nigbo) Co. Ltd.) secured employment with Repsol Trading S.A. (‘Repsol’) for one year (+/- 30 days) at a gross daily rate of $14,500. The charterer has the option to extend the time charter for an additional year (+/-30 days) at a gross daily rate of $14,750. The new charter commenced in October 2017.

The M/T ‘Aktoras’ (36,759 dwt, IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) and the M/T ‘Aiolos’ (36,725 dwt, IMO II/III Chemical Product Tanker built 2007 Hyundai Mipo Dockyard, South Korea) have been chartered to Capital Maritime for ten to twelve months at $11,000 gross per day plus 50/50 profit share on actual earnings settled every six months. The vessels have been trading on voyage or short time charters following the expiry of their employment with BP Shipping Limited at the end of the first quarter of 2017. The new charters commenced in September 2017.

The employment of M/T ‘Miltadis M II’, M/T ‘Aktoras’ and M/T ‘Aiolos’ with Capital Maritime were unanimously approved by the Conflicts Committee of the Partnership.

As a result of the above employments, the Partnership’s charter coverage for 2017 and 2018 is 90% and 60%, respectively.

Quarterly Common and Class B Unit Cash Distribution

On October 19, 2017, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.08 per common unit for the third quarter of 2017 payable on November 13, 2017 to common unit holders of record on November 3, 2017.

In addition, on October 19, 2017, the Board declared a cash distribution of $0.21375 per Class B Unit for the third quarter of 2017, in line with the requirements of the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The third quarter of 2017 Class B Unit cash distribution will be paid on November 10, 2017 to Class B Unitholders of record on November 2, 2017.

Market Commentary

Product Tanker Market

The product tanker spot market modestly improved in the third quarter of 2017 compared to the previous quarter, although rates remained on average at relatively depressed levels. The improvement was fueled by firm oil demand on the back of robust economic growth in Europe, the US and Asia, as well as high oil product imports into Latin America. The product tanker spot market saw a short-lived increase in oil product movements in the wake of Hurricane Harvey, which led briefly to a significantly tighter Atlantic MR market. The impact was more sustainable east of the Suez Canal, as the reduced availability resulting from vessels being diverted to ship oil products to the United States and Mexico applied upwards pressure on rates. This trend notwithstanding, incremental product tanker demand during the third quarter was mostly offset by high tonnage availability following relatively firm fleet expansion since the beginning of 2017. In addition, high oil product inventories continued to weigh on the product tanker market. However, over the last few months, OECD oil product stocks have been decreasing, which bodes well for product tanker demand in the medium to long run. In the U.S. in particular, gasoline stocks declined in September to their lowest level since November 2015 at approximately 219 million barrels.

In the period market, rates remained flat compared to the previous quarter, while activity was dominated by short-term charters of up to one year.

On the supply side, despite somewhat increased activity in terms of new orders for product tankers in the first nine months of 2017, the orderbook remains at historically low levels. The MR product tanker orderbook currently stands at 7.2%, the lowest level on record. In addition, product tanker deliveries continued to experience significant slippage during the first nine months of 2017, as 33.5% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts estimate that net fleet growth for product tankers will amount to 4.5% in 2017, below the 2016 growth rate of 6.2%. On the demand side, analysts expect growth of 3.7% in 2017 on the back of growing intra-Asian and Middle East-Asia products trade and firm products imports into Latin America.

Suezmax Tanker Market

Sentiment in the Suezmax spot market was soft during the third quarter of 2017, as rates further retreated compared to the preceding quarter. Rapid fleet growth was a key factor for the weak spot rate environment, as newbuilding vessels continued to enter the market at a high pace. At the same time, demand was seasonally weaker, with crude oil imports to China in particular dropping to an eighth-month low in August. The seasonally soft demand was further exacerbated by the lower crude oil output and exports, as a result of the oil production cut agreement between OPEC and Non-OPEC oil producers. On the positive side, Nigerian and Libyan oil production further recovered in the third quarter, while volumes on long-haul routes from the Atlantic to Asia remained firm, partly offsetting the pressure on Suezmax rates.

With spot freight rates at subdued levels during the third quarter, the time charter Suezmax market was marked by low activity and rates.

On the supply side, the Suezmax orderbook represented, at the end of the third quarter of 2017, approximately 11.0% of the current fleet. Contracting activity continues to be limited, as 12 Suezmax tankers have been ordered since the beginning of the year. Analysts estimate that slippage for the first nine months of 2017 amounted to 15.5% of the expected deliveries. In terms of demand, Suezmaxes are projected to experience solid growth of 7.2% in full year 2017, driven by a significant increase in US exports this year, higher crude volumes from the Atlantic to Asia and strong Chinese crude oil imports.

Finally, it is worth highlighting that overall tanker demolition activity has increased with 7.1 million dwt being sold for scrap in the first nine months of 2017 — representing an increase of 5.6 million dwt over the same period last year.

Neo-Panamax Container Market

While the overall time charter rate index improved during the third quarter of 2017 compared to the previous quarter, demand for Neo-Panamax container vessels decreased in line with seasonal container vessel demand patterns.

The overall increase in container vessel demand for the year to date has led to a further decrease of the idle container fleet from 2.7% at the end of the second quarter of 2017 to approximately 1.7% at the end of the third quarter.

In addition, analysts have revised their demand growth projections for containerized cargo for full year 2017 to 5.2% from 4.8% in the previous quarter.

At the same time, the expected net fleet growth for 2017 has increased from 2.7% at the end of previous quarter to 3.4%, due to a slowdown in container vessel demolition, as well as reduced slippage for newbuilding deliveries in the third quarter of 2017. Analysts estimate that approximately 355,606 TEUs have been scrapped in the first nine months of 2017, compared to 442,460 in the same period last year. At the end of the third quarter of 2017, the container orderbook stood at 13.8% of the current fleet.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are pleased to have completed a major milestone for the Partnership with the refinancing of substantially all of the Partnership’s indebtedness at the beginning of the fourth quarter 2017. As previously announced, there are a number of benefits to the completed refinancing. First, the refinancing provides our unitholders enhanced visibility on our financial position and the maturity profile of our indebtedness, as our new credit facility does not mature until the fourth quarter of 2023. Second, the refinancing has significantly reduced our indebtedness, with our pro forma debt to capitalization ratio amounting to 33.7 % as of September 30, 2017 (after giving effect to the refinancing) compared to 38.7% as of September 30, 2017. Additionally, we believe that the dual tranche structure of our new facility mitigates refinancing risk in the future, as the tranche collateralized by our vessels with an average age of 10.6 years will be fully amortizing without a balloon payment at maturity of the loan. The only bullet payment upon maturity of our new facility amounts to $143.0 million, compared to projected net book value of the collateral fleet of $846.1 million, assuming depreciation and amortization is in line with our accounting policies and no write-offs through 2023. Finally, the annual amortization of $52.8 million under our new credit facility is lower than the amount we currently allocate to our capital reserve, in addition to any interest cost savings from our reduced indebtedness. As a result, we expect that we will consider a potential reduction in the capital reserve from the next quarter onwards, which should translate to a corresponding contribution to our Operating Surplus after the quarterly allocation to the capital reserve and Class B Units distribution. Any such reduction would be subject to Board approval.

“With the refinancing transaction behind us, we expect to turn our focus to growth. As previously disclosed, we have access to a range of acquisition opportunities from Capital Maritime. We aim, subject to market conditions and the availability of financing, to take advantage of these opportunities going forward with the objective of further increasing the long-term distributable cash flow of the Partnership and our common unit distributions.”

Conference Call and Webcast

Today, October 27, 2017, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until November 3, 2017 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana, Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines, Petróleo Brasileiro S.A., Repsol Trading S.A., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, our ability to obtain financing and pursue growth opportunities, our expectations or objectives regarding future distribution amounts, our capital reserve, future earnings, our expectations regarding employment of our vessels, projected net book value of the collateral fleet, redelivery dates and charter rates, fleet growth, market and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2017	2016	2017	2016
Revenues	$51,540	$53,390	$151,704	$153,138
Revenues — related party	11,139	6,878	33,306	26,081

Total Revenues	62,679	60,268	185,010	179,219

Expenses:
Voyage expenses	4,260	3,326	10,085	7,338
Voyage expenses — related party	—	79	—	268
Vessel operating expenses	18,473	16,404	54,457	49,095
Vessel operating expenses — related party	2,970	2,733	8,655	8,034
General and administrative expenses	1,587	1,782	4,562	4,503
Vessel depreciation and amortization	18,544	18,089	55,614	53,479

Operating income	16,845	17,855	51,637	56,502

Other income / (expense), net:
Interest expense and finance cost	(7,485)	(6,020)	(20,544)	(18,079)
Interest and other income /(expense), net	291	(65)	630	322

Total other expense, net	(7,194)	(6,085)	(19,914)	(17,757)

Partnership’s net income	$9,651	$11,770	$31,723	$38,745

Preferred unit holders’ interest in Partnership’s net income	2,776	2,776	8,326	8,326
General Partner’s interest in Partnership’s net income	129	177	449	603
Common unit holders’ interest in Partnership’s net income	6,746	8,817	22,948	29,816
Net income per:
• Common unit, basic and diluted	$0.05	$0.07	$0.19	$0.25
Weighted-average units outstanding:
• Common units, basic and diluted	123,923,678	119,631,339	122,941,059	119,583,592

Total comprehensive income:	$9,651	$11,770	$31,723	$38,745

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets
Current assets	As of September 30, 2017	As of December 31, 2016
Cash and cash equivalents	158,190	106,678
Trade accounts receivable, net	4,138	2,497
Prepayments and other assets	2,609	3,943
Inventories	5,683	4,761

Total current assets	170,620	117,879

Fixed assets
Vessels, net	1,315,133	1,367,731

Total fixed assets	1,315,133	1,367,731

Other non-current assets
Above market acquired charters	78,659	90,243
Deferred charges, net	2,082	4,154
Restricted cash	18,000	18,000
Prepayments and other assets	1,160	598

Total non-current assets	1,415,034	1,480,726

Total assets	1,585,654	1,598,605

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	154,306	39,568
Trade accounts payable	13,966	8,686
Due to related parties	12,585	16,095
Accrued liabilities	10,484	7,861
Deferred revenue, current	18,301	19,986

Total current liabilities	209,642	92,196

Long-term liabilities
Long-term debt, net	430,719	562,619
Deferred revenue	8,469	16,033

Total long-term liabilities	439,188	578,652

Total liabilities	648,830	670,848

Commitments and contingencies

Partners’ capital	936,824	927,757

Total liabilities and partners’ capital	1,585,654	1,598,605

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2017	2016
Cash flows from operating activities:
Net income	31,723	38,745
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	55,614	53,479
Amortization and write off of deferred financing costs	848	1,012
Amortization of above market acquired charters	11,584	10,685
Equity compensation expense	876	802
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,641)	(326)
Prepayments and other assets	772	(1,276)
Inventories	(922)	1
Trade accounts payable	6,911	2,750
Due to related parties	(3,510)	(8,929)
Accrued liabilities	1,035	377
Deferred revenue	(9,249)	29,308
Dry-docking costs paid	(1,130)	(3,670)

Net cash provided by operating activities	92,911	122,958

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements	(1,848)	(74,409)
Increase in restricted cash	—	(500)

Net cash used in investing activities	(1,848)	(74,909)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	15,124	1,637
Expenses paid for issuance of Partnership units	(185)	(138)
Proceeds from issuance of long-term debt	—	35,000
Deferred financing costs paid	(2,994)	(31)
Payments of long-term debt	(13,016)	(13,016)
Dividends paid	(38,480)	(56,131)

Net cash used in financing activities	(39,551)	(32,679)

Net increase in cash and cash equivalents	51,512	15,370

Cash and cash equivalents at beginning of period	106,678	90,190

Cash and cash equivalents at end of period	158,190	105,560

Supplemental cash flow information
Cash paid for interest	18,884	17,921
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	97	743
Capital expenditures included in liabilities	479	507
Capitalized dry docking costs included in liabilities	11	813
Loan issuance costs included in liabilities	2,000	—

Appendix A — Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure — Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure — Operating Surplus	For the three-month period ended September 30, 2017	For the three-month period ended September 30, 2016	For the three-month period ended June 30, 2017
Partnership’s net income	9,651	11,770	9,819

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	19,193	18,604	19,060
Amortization of above market acquired charters and straight line revenue adjustments	1,471	1,332	1,576
Proceeds from the sale of HMM shares	—	29,706	—

Operating Surplus prior to capital reserve and Class B Preferred Units distribution	30,315	61,412	30,455

Capital reserve	(14,644)	(14,644)	(14,644)

Class B preferred units distribution	(2,776)	(2,776)	(2,775)

Operating Surplus after capital reserve and Class B Preferred Units distribution	12,895	43,992	13,036

Increase in recommended reserves	(2,520)	(34,705)	(2,950)

Available Cash	10,375	9,287	10,086

[1]	Depreciation and amortization line item includes the following components:
•	Vessel depreciation and amortization; and
•	Deferred financing costs and equity compensation plan amortization.